DELTA MUTUAL, INC.
                             111 North Branch Street
                             Sellersville, PA 18960

                               September 16, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Dear Sir/Madam:

      We have received your comment letter dated September 9, 2005. The response letter of Delta Mutual, Inc. (the "Company") to these comments is attached hereto.

      As President of the Company, this is to confirm that the Company is responsible for the accuracy and adequacy of the disclosure in the filings. I personally review all filings before they are submitted and work closely with the Company's legal counsel and auditor.

      I acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

/s/ Peter F. Russo

Peter F. Russo
President
Delta Mutual, Inc.

                               DELTA MUTUAL, INC.
                             111 North Branch Street
                             Sellersville, PA 18960

September 16, 2005

Mr. Jorge Bonilla
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

      RE: Delta Mutual, Inc. Form 10-KSB for the year ended December 31, 2004 Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 File No. 000-30563

Dear Mr. Bonilla:

Delta Mutual, Inc. (the "Company") has received a comment letter from the SEC under date of September 9, 2005. As requested in such letter, the Company herewith provides responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company's responses.

Form 10-KSB for the year ended December 31, 2004

Balance Sheet, page F-2

SEC   COMMENT  1:  We  note  that  the  Company  has  capitalized   $170,000  in
      construction costs. Explain to us the nature of these costs and refer us to the GAAP literature that supports the capitalization of these costs.

COMPANY RESPONSE:  In  accordance  with  Financial  Accounting  Standards  Board
      Statement No. 67 ("Accounting for Costs and Initial Rented Operations of Real Estate Property"), certain costs are referred to as pre-acquisition costs. These are costs that are incurred before the actual date on which a parcel of real property is acquired. The $170,000 of capitalized construction costs on the Company's balance sheet at December 31, 2004 represents design fees and other costs related in connection with acquisition and proposed development of approximately 270 low income homes that are designated Section 124 eligible in the city of Aguadilla, Puerto Rico. The Company has accounted for these costs as pre-acquisition costs that would be capitalized if the property were acquired or the acquisition of the property is probable.

      In future  filings,  the Company  will include in  significant  accounting
      policies  the   following   disclosure  on  the   accounting   policy  for
      pre-acquisition costs:

      Preacquisition Costs

      The Company accounts for costs incurred prior to the date of acquisition of a parcel of real property as preacquisition costs. Preacquisition costs are capitalized if the property was acquired or the acquisition of the property is probable. Capitalized preacquisition costs in excess of recoverable amounts are charged to expense.

Note 1 Description of Business and Summary of Significant Accounting Policies

Evaluation of Long-Lived Assets, page F-11

SEC COMMENT 2: Tell us how you considered paragraph 7 of SFAS 144 in assessing long-lived assets for impairment based on the "present value" of the related estimated future cash flows. Separately, explain to us your impairment policy for properties to be held and used and for properties held for sale.

COMPANY RESPONSE:  Impairment is defined in Financial Accounting Standards Board
      Statement No. 144 ("Accounting for Impairment or Disposal of Long-Lived Assets") as the condition that exists when the carrying amount of a long-lived asset exceeds it fair value. An impairment is recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. This circumstance exists if the carrying amount of the asset in questions exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The impairment loss is measured as the amount by which the carrying amount exceeds it fair value.

      The Company tested for impairment of its long-lived assets ("pre-acquisition costs or capitalized construction costs") to its estimated undiscounted cash flows expected to result from its construction and development project in Puerto Rico. Management determined, based on the future expected results and cash flow to be generated, no impairment existed as of the balance sheet date.


      The Company tests for impairment of its long-lived assets as of each balance sheet date for which it reports. If the carrying amount of the long-lived assets in question exceeds the sum of the undiscounted cash flow expected to result from the use and expected disposition of the asset, an impairment is recognized. The impairment loss is measured as the amount by which the carrying amount exceeds it fair value.

Note 5 Investment in Joint Ventures, pages F-18 - F-19

SEC COMMENT 3: Please tell us you interest ownership in Delta-Envirotech, Inc. and explain what effective control means as disclosed in note 5b. Refer us to the accounting literature that you relied on for, and explain how it supports, your consolidation of this entity.

COMPANY RESPONSE: Delta Mutual, Inc. owns 45% of the outstanding common stock of Delta-Envirotech, Inc. The Board of Directors consists of three members of which, Mr. Peter F. Russo, representing Delta Mutual, Inc., has veto power over all substantial operational decisions. Delta Envirotech, Inc. relies on the operational and financial support provided by Delta Mutual, Inc. to conduct its business activities. The Company is the only source of funds to Delta-Envirotech, Inc. in the form of capital contributions or loans. Further, all significant agreements are reviewed and approved by Delta Mutual, Inc. prior to their execution by Delta-Envirotech Inc. Delta Mutual, Inc. absorbs the majority of the entities losses. Delta Mutual, Inc. is deemed the primary beneficiary, regardless of its ownership percentages.

      Financial Accounting Standards Board Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," requires the primary beneficiary of a variable interest entity to consolidate that entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns or both, as a result of ownership, contractual or other financial interest in the entity.

      In future filings, the Company will include in significant accounting policies the following disclosure:

      Principles of Consolidation

      The Company's consolidated financial statements include the accounts of all majority-owned subsidiaries where its ownership is more than 50 percent of common stock. Our consolidated financial statements also include the accounts of any Variable Interest Entities ("VIE's") where we are deemed the primary beneficiary, regardless of our ownership percentage. All significant intercompany balances and transactions with consolidated subsidiaries are eliminated in our consolidated financial statements. Where our ownership interest is less than 100 percent, the minority ownership interests are reported in our Consolidated Statement of Financial Position as a liability. The minority ownership interest of our earnings or loss, net of tax, is classified as "Minority interest in earnings of consolidated subsidiaries" in the Consolidated Statement of Operations.

Note 6 - Convertible Debt, pages F-19 - F20

SEC COMMENT 4: Please provide us with your calculation of the intrinsic value of the embedded beneficial conversion option within the convertible debt. Also, explain to us your basis for the amortization period of the intrinsic value of the beneficial conversion feature. Refer to APB 14, EITF 98-5 and EITF 00-27.

COMPANY  RESPONSE:   Using  the  guidance  in  EITF  00-27,   we  performed  the
      calculations of allocating the proceeds from the issuance of convertible debt with detachable warrants to each respective security based upon their relative fair values (see computation attached). We used the conversion value of the convertible debt and the calculated fair value of the warrants using the Black-Scholes valuation model as our estimate of fair values. We then compared the allocated proceeds of the convertible debt to the difference between its conversion value and face amount. The calculated fair value of the convertible debt of $725,855 should have been recorded as the value of the Beneficial Conversion Feature and accordingly credited to Additional Paid In Capital. The value of the warrants of $235,545 should have been recorded as a reduction of the convertible debt. The debt is recorded at zero (all remaining value being allocated to the Beneficial Conversion Feature). The debt would be accreted under the interest method until it is either converted or matures.

Should there be any other questions or comments, please contact me at (215) 258-2800.

Sincerely,

/s/ Peter F. Russo

Peter F. Russo
President

                                                                                                   Excess
                                                Quoted Stk                                       Conversion  Allocation  Allocation
             Issuance     Face/    Conversion  Price or BS  Convertible    Conversion  Issuance   Vs Alloc    Proceeds    Proceeds
               date      Proceeds    Price     Calculation  Into shares      Value       date     Proceeds   Bene Conv    Warrants
             --------    --------  ----------  -----------  -----------    ----------  --------  ----------  ----------  ----------
Convertible
Debt         05/12/04    $129,160    $ 0.12        $0.52      1,033,280    $  537,306  05/12/04  $  408,146  $129,160
             05/12/04    $193,740    $ 0.12        $0.52      1,546,920    $  605,956  05/12/04  $  612,216  $193,740
             07/01/04    $157,000    $ 0.05        $0.40      3,140,000    $1,256,000  07/01/04  $1,099,000  $157,000
             07/16/04    $ 37,500    $ 0.05        $0.16        750,000    $  135,000  07/16/04  $   97,500  $ 37,503
             09/20/04    $331,500    $ 0.05        $0.19      6,630,000    $1,235,400  09/20/04  $1,063,247  $152,153    $179,347
             10/19/04    $ 25,000    $ 0.05        $0.26        500,000    $  130,000  10/19/04  $  116,724  $ 13,276    $ 11,724
             11/02/04    $ 12,500    $ 0.05        $0.25        250,000    $   62,500  11/02/04  $   56,245  $  6.255    $  6,245
             11/05/04    $ 25,000    $ 0.05        $0.23        500,000    $  115,000  11/05/04  $  103,251  $ 11,749    $ 13,251
             11/26/04    $350,000    $ 0.05        $0.35      1,000,000    $  350,000  11/26/04  $  324,979  $ 25.021    $ 24,979
                         --------                                                                ----------  ----------  ----------
      Total              $961,400                                                                $3,901,509  $725,855    $235,545

                                                Quoted Stk
             Issuance                          Price or BS  Convertible    Conversion
               date                            Calculation  Into shares      Value            Allocation Proceeds Warrants
             --------                          -----------  -----------    ----------    ------------------------------------------
Warrants     09/20/04                             $0.25     6,630,000      $1,456,200     =$331500*1456200/(1456200+1235400=2691600)
             10/19/04                             $0.26       500,000      $  114,600     =25000*114800/(114800+130000=244800)
             11/02/04                             $0.25       250,000      $   62,400     =12500*62400/(62400+62500)
             11/05/04                             $0.23       500,000      $  129,700     =25000*129700/(129700+115000=244700)
             11/26/04                             $0.35     1,000,000      $  349,400     =50000*349400/(349400+350000=699400)

          12-May-04     12-May-04     01-Jul-04     16-Jul-04     20-Sep-04     19-Oct-04     05-Nov-04     26-Nov-04
         $129,160.00   $193,740.00   $157,000.00   $ 37,500.00   $331,500.00   $ 25,000.00   $ 12,500.00   $ 50,000.00
         -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Jun-04   $  3,784.68   $  5,677.02                                                                                       $  9,461.70
Jun-04   $  3,895.58   $  5,843.36                                                                                       $  9,738.94
Aug-04   $  4,009.73   $  6,014.59   $  6,163.70   $    876.52                                                           $ 17,064.54
Sep-04   $  4,127.22   $  6,190.83   $  6,405.68   $    897.01                                                           $ 17,620.74
Oct-04   $  4,248.16   $  6,372.23   $  6,657.16   $    917.98   $  9,713.69                                             $ 27,909.22
Nov-04   $  4,372.64   $  6,558.95   $  6,918.52   $    939.43   $  9,998.32   $    732.56                               $ 29,520.42
Dec-04   $  4,500.77   $  6,751.15   $  7,190.13   $    961.39   $  9,670.40                 $    373.71   $  1,465.11   $30, 912.66
------------------------------------------------------------------------------------------------------------------------------------
           28,938.78   $ 43,408.13   $ 33,335.19   $  4,592.33   $ 29,382.41   $    732.56   $    373.71   $  1,465.11   $142,228.22
------------------------------------------------------------------------------------------------------------------------------------
Jan-05   $  4,632.65   $  6,948.97   $  7,472.41   $    983.66   $  9,953.77                 $    384.88   $  1,508.04   $ 31,884.38
Feb-05   $  4,768.39   $  7,152.59   $  7,765.77   $  1,006.86   $ 10,245.44                 $    396.39   $  1,552.23   $ 32,887.67
Mar-05   $  4,908.12   $  7,362.18   $  8,070.65   $  1,030.39   $ 10,545.65                 $    408.24   $  1,597.72   $ 33,922.95
Apr-05   $  5,051.94   $  7,577.91   $  8,387.50   $  1,054.48   $ 10,854.66                 $    420.44   $  1,644.53   $ 34,991.46
May-05   $  5,199.97   $  7,799.96   $  8,716.79   $  1,079.12   $ 11,172.73                 $    433.01   $  1,692.72   $ 36,094.30
Jun-05   $  5,352.34   $  8,026.51   $  9,059.00   $  1,104.35   $ 11,500.11
Jul-05   $  5,509.18   $  8,263.77   $  9,414.65   $  1,130.16   $ 11,837.09                 $    459.29   $  1,793.38   $ 38,407.52
Aug-05   $  5,670.61   $  8,505.91   $  9,784.26   $  1,156.68   $ 12,163.95                 $    473.02   $  1,845.93   $ 39,620.26
Sep-05   $  5,836.77   $  8,755.15   $ 10,168.38   $  1,183.61   $ 12,540.96                 $    487.16   $  1,900.01   $ 40,872.04
Oct-05   $  6,007.80   $  9,011.70   $ 10,567.59   $  1,211.28   $ 12,908.44                 $    501.73   $  1,955.69   $ 42,164.23
Nov-05   $  6,183.84   $  9,275.76   $ 10,982.46   $  1,239.59   $ 13,286.69                 $    516.73   $  2,013.00   $ 43,498.07
Dec-05   $  6,365.04   $  9,547.56   $ 11,413.62   $  1,268.56   $ 13,676.02                 $    532.18   $  2,071.98   $ 44,874.96
------------------------------------------------------------------------------------------------------------------------------------
         $ 65,486.65   $ 98,229.97   $111,803.08   $ 13,448.64   $140,705.51   $        --   $  5,459.03   $ 21,317.55   $456,450.43
------------------------------------------------------------------------------------------------------------------------------------
Jan-06   $  6,551.55   $  9,827.33   $ 11,861.73   $  1,298.21   $ 14,076.76                 $    548.09   $  2,132.69   $ 46,296.36
Feb-06   $  6,743.53   $ 10,115.29                 $  1,328.56   $ 14,489.24                 $    564.47   $  2,195.19   $ 35,436.28
Mar-06   $  6,941.13   $ 10,411.69                 $  1,359.61   $ 14,913.80                 $    581.35   $  2,259.51   $ 36,467.09
Apr-06   $  7,144.52   $ 10,716.78                 $  1,391.39   $ 15,350.81                 $    598.73   $  2,325.72   $ 37,527.95
May-06   $  7,353.84   $ 11,030.81                 $  1,423.91   $ 15,800.62                 $    616.63   $  2,393.87   $ 38,619.68
Jun-06                                             $  1,457.20   $ 16,263.62                 $    635.06   $  2,464.01   $ 20,819.89
Jul-06                                             $  1,491.26   $ 16,740.18                 $    654.05   $  2,536.22   $ 21,421.71
Aug-06                                             $  1,526.11   $ 17,230.70                 $    673.60   $  2,610.53   $ 22,040.94
Sep-06                                             $  1,561.78   $ 17,735.61                 $    693.74   $  2,687.03   $ 22,678.16
Oct-06                                             $  1,598.29                               $    714.48   $  2,765.76   $  5,078.53
Nov-06                                             $  1,635.65                               $    387.06   $  2,846.81   $  4,869.52
Dec-06                                             $  1,673.88                                                           $  1,673.88
------------------------------------------------------------------------------------------------------------------------------------
           34,734.57   $ 52,101.90   $ 11,861.73   $ 17,745.85   $142,601.34   $        --   $  6,667.26   $ 27,217.34   $292,929.99
------------------------------------------------------------------------------------------------------------------------------------
Jan-07                                             $  1,713.18

 Total   $129,160.00   $193,740.00   $157,000.00   $ 37,500.00   $312,689.26   $    732.56   $ 12,500.00   $ 50,000.00   $893,321.82

AMORTIZATION SCHEDULE - Normal Amortization

                  Date          Payment        Interest       Principal       Balance
--------------------------------------------------------------------------------------
Loan            11/22/2004                                                   12,500.00
1               12/2/2004         0.00          373.71         373.71-       12,873.71
2004 Totals                       0.00          373.71         373.71-

2               1/2/2005          0.00          384.88         384.88-       13,258.59
3               2/2/2005          0.00          396.39         396.39-       13,654.98
4               3/2/2005          0.00          408.24         408.24-       14,063.22
5               4/2/2005          0.00          420.44         420.44-       14,483.66
6               5/2/2005          0.00          433.01         433.01-       14,916.67
7               6/2/2005          0.00          445.96         455.96-       15,362.63
8               7/2/2005          0.00          459.29         459.29-       15,821.92
9               8/2/2005          0.00          473.02         473.02-       16,294.94
10              9/2/2005          0.00          487.16         487.16-       16,782.10
11              10/2/2005         0.00          501.73         501.73-       17,283.83
12              11/2/2005         0.00          516.73         516.73-       17,800.56
13              12/2/2005         0.00          532.18         532.18-       18,332.74
2005 Totals                       0.00        5,459.03       5,459.03-

14              1/2/2006          0.00          548.09         549.09-       18,880.83
15              2/2/2006          0.00          564.47         564.47-       19,445.30
16              3/2/2006          0.00          581.35         581.35-       20,026.65
17              4/2/2006          0.00          598.73         598.73-       20,625.38
18              5/2/2006          0.00          616.63         616.63-       21,242.01
19              6/2/2006          0.00          635.06         635.06-       21,877.07
20              7/2/2006          0.00          654.0          654.05-       22,531.12
21              8/2/2006          0.00          673.60         673.60-       23,204.72
22              9/2/2006          0.00          693.74         693.74-       23,898.46
23              10/2/2006         0.00          714.48         714.48-       24,612.94
24              10/18/2006   25,000.00          387.06      24,612.94             0.00
2006 Totals                  25,000.00        6,667.26      18,332.74

Grand Totals                 25,000.00       12,500.00      12,500.00

                  Date          Payment        Interest       Principal       Balance
--------------------------------------------------------------------------------------
Loan            9/20/2004                                                   331,500.00
1               10/20/2004        0.00        9,713.69       9,713.69-      341,213.69
2               11/20/2004   21,189.26        9,998.32      11,190.94       330,022 75
3               12/20/2004        0.00        9,670.40       9,670.40-      339,693.15
2004 Totals                  21,189.26       29,382.41       8,193.15

4               1/20/2005         0.00        9,953.77       9,953.77-      349,346.92
5               2/20/2005         0.00       10,245.44      10,245.44-      359,892.36
6               3120/2005         0.00       10,545.65      10,545.65-      370,438.01
7               4/20/2005         0.00       10,854.66      10,854.66-      381,292.67
8               5/20/2005         0.00       11,172.73      11,172.73-      392,165.40
9               6/20/2005         0.00       11,500.11      11,500.11-      403,965.51
10              7/20/2005         0.00       11,837.09      11,837.09-      415,802.60
11              8/20/2005         0.00       12,183.95      12,183.95-      427,986.55
12              9/20/2005         0.00       12,540.96      12,540.96-      440,527.51
13              10/20/2005        0.00       12,908.44      12,908.44-      453,435.95
14              11/20/2005        0.00       13,286.69      13,286.69-      466,722.64
15              12/20/2005        0.00       13,676.02     113.676.02-      480,398.66
2005 Totals                       0.00      140.705.51     140,705.51

16              1/20/2006         0.00       14,076.76      14,076.76-      494,475.42
17              2/20/2006         0.00       14,489.24      14,489.24-      508,954.66
18              3/20/2006         0.00       14,913.80      14,913.80-      523,878.46
19              4/20/2006         0.00       15,350.81      15,350.81-      539,229.27
20              5/2012006         0.00       15,800.62      15,800.62-      555,029.89
21              6/20/2006         0.00       16,263.62      16,263.62-      571,293.51
22              7/20/2006         0.00       16,740.18      16,740.18-      588,033.69
23              8/20/2006         0.00       17,230.70      17,230.70-      605,264.39
24              9/20/2006   623,000.00       17,735.61     605,264.39             0.00
2006 Totals                 623,000.00      142,601.34     480,398.66

Grand Totals                644,189.26      312,689.26     331,500.00